Via Facsimile and U.S. Mail
Mail Stop 6010

April 16, 2009

Mr. Richard J. Carbone
Executive Vice President and Chief Financial Officer
Prudential Financial, Inc.
751 Broad Street
Newark, New Jersey 07102

Re: **Prudential Financial, Inc.**
        Definitive Proxy Statement on Schedule 14A, filed March 20, 2009
        Form 10-K for the Fiscal Year Ended December 31, 2008
        File No. 001-13958

Dear Mr. Carbone:

        We have reviewed your filings and have the following comments. In our
comments, we ask you to provide us with information to better understand your
disclosure. Where a comment requests you to revise disclosure, the information you
provide should show us what the revised disclosure will look like and identify the annual
or quarterly filing, as applicable, in which you intend to first include it. If you do not
believe that revised disclosure is necessary, explain the reason in your response. After
reviewing the information provided, we may raise additional comments and/or request
that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A, filed March 20, 2009

Compensation Discussion and Analysis, page 22

2008 Results and Compensation of Named Executive Officers, page 28

1. We note that the Board considered a number of factors when determining 2008
   annual incentive awards for the named executive officers. It is unclear from your
   disclosure whether the Board communicated to each of the named executive

officers pre-established goals relating to each of those factors. If the Board communicated pre-established goals, please describe what each goal was and whether it was met. If the Board did not communicate pre-established goals, please disclose that fact and describe how the Board selected the factors it considered.

2. Your disclosure should analyze the reasons why the Board believes that the 2008 annual incentive awards paid were appropriate in light of the various factors it considered. An investor should be able to understand the link between the factors considered and the amounts paid. For example, it is not clear what "new product development" and "accomplishments related to talent management and development" the Board considered when determining Mr. Strangfeld's award and how those factors, along with the other ones considered by the Board, resulted in a $3,300,000 award. Also, to the extent a factor considered is quantifiable, such as "the strong performance of the International Insurance businesses" and the "solid performance of the traditional insurance businesses," your disclosure should quantify such achievement. Please expand your analysis so an investor is able to understand how the Board used the factors considered to determine the 2008 annual incentive awards.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1A. Risk Factors, page 43

Ratings downgrades and changes in credit spreads may require us to post collateral, thereby affecting our liquidity…, page 50

3. You state that as you continue to underwrite term and universal life business you expect to have borrowing needs in 2009 to finance statutory reserves required under Regulation XXX and Guideline AXXX, but that based on current market conditions you may not be able to finance those needs. Please expand your risk factor and your "Liquidity and Capital Resources" section to quantify those 2009 borrowing needs.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Estimates

Policyholder Liabilities

Future Policy Benefit Reserves, other than Unpaid Claims and Claim Adjustment Expenses, page 82

4. Please expand your disclosure regarding the reserves for guaranteed minimum death and income benefits related to your variable annuity policies to discuss the

methods and key assumptions as well as the historical and reasonably likely sensitivities inherent in these accounting estimates.

5. You refer to a feature in your variable annuity contracts, the automatic rebalancing element, whereby you transfer separate account assets to the general account in order to limit equity market risk. Please explain to us how this feature operates, particularly how you account for transfers between the separate account and general account and subsequent investment income generated by assets transferred to the general account under this feature. Ensure that your response quantifies the impact from this activity on general and separate account operating results for each period presented.

Results of Operations for Financial Services Businesses by Segment

U.S. Retirement Solutions and Investment Management Division

Individual Annuities, page 95

6. Your operating results appear to be significantly affected by derivatives programs. Please expand your discussion and analysis to show the impact of these loss mitigation activities on your operating results, particularly minimum guarantees affecting your variable annuity products, for each period presented. Ensure that this disclosure is linked to Notes 9 and 19. Also, quantify the reasonably likely impact of continuing market volatility on the cost and effectiveness of your loss mitigation programs.

Notes to Consolidated Financial Statements

6. Investments in Operating Joint Ventures, page 280

7. Please revise your disclosure to clarify how the dilution of your interest in the Wachovia Securities joint venture and the recognition of your rights under the "lookback" option resulted in the $1.041 billion increase to additional paid-in-capital, including how this amount was determined. Also, tell us the basis under GAAP for your accounting treatment for these activities and refer us to the relevant technical accounting literature upon which you relied.

9. Certain Nontraditional Long-Duration Contracts, page 287

8. Please revise your disclosure to clarify where the net amounts at risk and related liabilities are recorded in your financial statements.

                              *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant